Exhibit 99.1

Quhuo Announces Management Change

BEIJING, July 18, 2022 (PRNewswire) — Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”), a leading tech-enabled workforce operational solution platform in China, today announced that Ms. Wenting Ji, the Company’s director and chief financial officer, informed the Company of her intention to resign from her positions as a director and the chief financial officer due to personal reasons. The resignation of Ms. Wenting Ji will become effective on July 18, 2022. Ms. Wenting Ji has confirmed that her resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The board of directors of the Company (the “Board”) has appointed Mr. Zhen Ba, co-founder, director and vice president as the chief financial officer, effective on July 18, 2022. Mr. Ba’s responsibilities at Quhuo will include corporate finance, tax, funding, reporting directly to Mr. Leslie Yu, Chairman and Chief Executive Officer of Quhuo.

Mr. Ba has extensive experience in operation and management. He has been serving as the vice president of Quhuo since 2016, responsible for the business development of the Company’s core clients and expanding the business territory of Quhuo. Before that, Mr. Ba served as the chief financial officer of Quhuo from 2012 to 2015. Prior to co-founding Quhuo in 2012, he served as the director of sales for the region of North China at LF Logistics. Mr. Ba will continue to perform business responsibilities as both the chief financial officer and the vice president.

The Board has also appointed Mr. Gang Wang, the chief operating officer of the Company, as a successor director of Quhuo following Ms. Wenting Ji’s resignation, effective on July 18, 2022.

Leslie Yu commented, “On behalf of Quhuo, I would like to express my sincere gratitude to Ms. Wenting Ji for her valuable contributions to Quhuo during her tenure as the director and chief financial officer. We respect her decision and sincerely wish Mrs. Ji continued success in all her future endeavors. Besides, we are delighted to have Mr. Ba serve as our new chief financial officer, and we believe his experience in business practice, skills and leadership will be of great value to the Company and help Quhuo achieve the next stage of growth.”

About Quhuo

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading workforce operational solutions platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand food delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and end consumers to enable the delivery of goods, services and experiences to consumers.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Media Contact

Quhuo Limited

E-mail: pr@meishisong.cn

SOURCE Quhuo Limited